FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated August 17, 2009

Commission File Number 1-15148

BRF—BRASIL FOODS S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

760 Av. Escola Politecnica

Jaguare 05350-000 Sao Paulo, Brazil

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:       August 17, 2009

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

Note:  this Report on Form 6-K/A is being resubmitted to correct an inaccuracy in the stated amount of the capital increase described in the originally filed exhibit comprising Exhibit 99.1 to the Form 6-K submitted to the Commission on July 17, 2009 and, accordingly, supersedes the original submission.  No other changes have been made to the original submission.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Planconsult, Company Appraisal Report, December/2008